EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Expressed in United States Dollars)

i

VOX ROYALTY CORP.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Expressed in United States Dollars)

INDEX

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5-16

ii

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in United States Dollars)

		As at
	Note	June 30, 2024	December 31, 2023
		$	$
Assets
Current assets
Cash and cash equivalents		7,802,713	9,342,880
Accounts receivable	4	3,310,867	3,507,571
Prepaid expenses		298,138	432,251
Total current assets		11,411,718	13,282,702

Non-current assets
Royalty interests	5	39,413,369	37,443,198
Restricted cash		503,230	537,510
Other assets	6	352,298	271,029
Intangible assets	7	1,080,400	1,172,170
Deferred royalty acquisitions	5	18,956	-

Total assets		52,779,971	52,706,609

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	1,201,159	1,840,092
Dividends payable	9	602,883	549,836
Income taxes payable		1,362,085	514,022
Total current liabilities		3,166,127	2,903,950

Non-current liabilities
Deferred tax liabilities		5,053,504	4,878,989

Total liabilities		8,219,631	7,782,939

Equity
Share capital	9	68,531,117	67,889,465
Equity reserves	10	4,931,491	4,157,153
Deficit		(28,902,268)	(27,122,948)

Total equity		44,560,340	44,923,670

Total liabilities and equity		52,779,971	52,706,609

Commitments and contingencies (Note 15)

Subsequent events (Note 20)

Approved by the Board of Directors on August 7, 2024

Signed                           “Kyle Floyd”                          , Director              Signed                       “Robert Sckalor”                                    , Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

1

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in United States Dollars)

	Note	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
		$	$	$	$
Revenue
Royalty revenue		2,839,117	2,217,384	5,721,629	5,798,239
Total revenue	17	2,839,117	2,217,384	5,721,629	5,798,239

Cost of sales
Depletion	5	(732,129)	(385,896)	(1,200,502)	(1,001,894)
Gross profit		2,106,988	1,831,488	4,521,127	4,796,345

Operating expenses
General and administration	12, 14	(1,119,071)	(1,555,689)	(2,229,205)	(2,856,934)
Share-based compensation	10, 14	(736,388)	(138,410)	(1,391,659)	(819,234)
Impairment charge	5	-	(500,000)	-	(500,000)
Project evaluation expenses	5	(43,111)	(155,127)	(81,331)	(194,937)
Total operating expenses		(1,898,570)	(2,349,226)	(3,702,195)	(4,371,105)

Income (loss) from operations		208,418	(517,738)	818,932	425,240

Other income (expenses)
Interest and finance expenses	6	(80,207)	-	(153,912)	-
Other income	13	149,000	983,342	112,906	142,187
Income before income taxes		277,211	465,604	777,926	567,427

Income tax expense	18	(610,799)	(514,047)	(1,352,901)	(1,297,109)

Net loss and comprehensive loss		(333,588)	(48,443)	(574,975)	(729,682)

Weighted average number of shares outstanding
Basic		50,179,285	45,592,341	50,130,968	45,286,172
Diluted		50,179,285	45,592,341	50,130,968	45,286,172

Loss per share
Basic		(0.01)	(0.00)	(0.01)	(0.02)
Diluted		(0.01)	(0.00)	(0.01)	(0.02)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

2

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Expressed in United States Dollars)

	Note	Number of Shares	Share Capital	Equity Reserves	Deficit	Total Equity

Balance, December 31, 2023		44,758,269	57,020,116	3,303,503	(24,909,171)	35,414,448
Shares issued in equity financing		3,025,000	7,260,000	-	-	7,260,000
Share issue costs		-	(1,151,383)	-	-	(1,151,383)
Shares issued for royalty milestone payments		215,769	495,446	-	-	495,446
Dividends declared		-	-	-	(1,026,068)	(1,026,068)
Settlement of RSUs		152,918	343,385	(343,385)	-	-
Share-based compensation		-	-	940,015	-	940,015
Net loss and comprehensive loss		-	-	-	(729,682)	(729,682)

Balance, June 30, 2023		48,151,956	63,967,564	3,900,133	(26,664,921)	41,202,776

Balance, December 31, 2023		49,985,102	67,889,465	4,157,153	(27,122,948)	44,923,670
Share issue costs		-	(24,003)	-	-	(24,003)
Dividends declared	9	-	-	-	(1,204,345)	(1,204,345)
Shares issued – dividends reinvestment plan	9	24,491	48,334	-	-	48,334
Settlement of RSUs	10	230,652	617,321	(617,321)	-	-
Share-based compensation	10	-	-	1,391,659	-	1,391,659
Net loss and comprehensive loss		-	-	-	(574,975)	(574,975)

Balance, June 30, 2024		50,240,245	68,531,117	4,931,491	(28,902,268)	44,560,340

See accompanying notes to the unaudited condensed interim consolidated financial statements

3

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Cash Flows (Expressed in United States Dollars)

	Note	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
		$	$	$	$
Cash flows from operating activities
Net loss for the period		(333,588)	(48,443)	(574,975)	(729,682)
Adjustments for:
Fair value change of other liabilities	13	-	(987,620)	-	(156,696)
Deferred tax expense	18	23,564	539,998	174,515	1,144,083
Foreign exchange gain on cash and cash equivalents		3,734	13,145	12,993	21,014
Write-off of deferred royalty acquisitions	5	-	114,162	-	114,162
Share-based compensation	10, 14	736,388	138,410	1,391,659	819,234
Impairment charge	5	-	500,000	-	500,000
Interest and finance expenses	6	80,207	-	153,912	-
Amortization	7	45,885	45,885	91,770	91,770
Depletion	5	732,129	385,896	1,200,502	1,001,894
		1,288,319	701,433	2,450,376	2,805,779
Changes in non-cash working capital:
Accounts receivable		(36,254)	1,037,590	196,704	(546,458)
Prepaid expenses		41,139	195,087	134,113	168,468
Accounts payable and accrued liabilities		133,410	(828,352)	(407,672)	(409,007)
Income taxes payable		582,817	(35,967)	848,063	(448,974)
Net cash flows from operating activities		2,009,431	1,069,791	3,221,584	1,569,808

Cash flows used in investing activities
Acquisition of royalties	5	(3,134,031)	(6,968)	(3,165,173)	(59,713)
Restricted cash		25	-	34,280	-
Deferred royalty acquisitions	5	(6,016)	-	(6,016)	-
Net cash flows used in investing activities		(3,140,022)	(6,968)	(3,136,909)	(59,713)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares		-	7,260,000	-	7,260,000
Share issue costs		(24,003)	(701,316)	(24,003)	(701,316)
Transaction costs related to credit facility	6	(26,122)	-	(459,944)	-
Payments of interest on credit facility	6	(24,938)	-	(24,938)	-
Dividends paid	9	(553,128)	(496,396)	(1,102,964)	(943,979)
Net cash flows from (used in) financing activities		(628,191)	6,062,288	(1,611,849)	5,614,705

Increase (decrease) in cash and cash equivalents		(1,758,782)	7,125,111	(1,527,174)	7,124,800
Impact of foreign exchange on cash and cash equivalents		(3,734)	(13,145)	(12,993)	(21,014)
Cash and cash equivalents, beginning of the period		9,565,229	4,166,474	9,342,880	4,174,654

Cash and cash equivalents, end of the period		7,802,713	11,278,440	7,802,713	11,278,440

Supplemental cash flow information (Note 16)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

4

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

1.Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “VOXR”.

Vox is a mining royalty company focused on accretive acquisitions. Approximately 85% of the Company’s royalty assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties.

2. Basis of preparation

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and apply the same material accounting policy information and application as disclosed in the annual financial statements for the year ended December 31, 2023. They do not include all of the information and disclosures required by International Financial Reporting Standards (“IFRS”) for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended June 30, 2024 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2024. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2023.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on August 7, 2024.

(b) Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its four wholly-owned subsidiaries.

(c) Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its wholly-owned subsidiaries: SilverStream SEZC (Cayman Islands), which in turn owns all of the shares of Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada); and Vox Royalty USA Ltd. (Delaware, USA).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Changes in accounting policies

Certain new accounting standards and interpretations have been published that were required to be adopted effective January 1, 2024. These standards did not have a material impact on the Company’s current or future reporting periods.

Amendments – IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

-	the carrying amount of the liability;
-	information about the covenants; and
-	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

5

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a significant impact on the unaudited condensed interim consolidated financial statements.

(e) Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2024, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2023.

4. Accounts receivable

	June 30, 2024	December 31, 2023
	$	$
Royalties receivable	3,212,899	3,414,128
Sales tax recoverable	97,968	93,443

	3,310,867	3,507,571

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end.

6

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

5. Royalty interests

As at and for the six months ended June 30, 2024:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	(Impairment) reversal	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$	$
Wonmunna	Australia	14,676,626	31,142	-	14,707,768	(2,137,537)	(849,090)	(2,986,627)	11,721,141
Royalty portfolio	Australia	5,205,731	-	-	5,205,731	-	-	-	5,205,731
Janet Ivy	Australia	4,457,600	-	-	4,457,600	(244,817)	(136,565)	(381,382)	4,076,218
Castle Hill portfolio	Australia	-	3,139,531	-	3,139,531	-	-	-	3,139,531
Koolyanobbing	Australia	2,649,738	-	-	2,649,738	(1,712,526)	(203,853)	(1,916,379)	733,359
South Railroad	USA	2,316,757	-	-	2,316,757	(123,907)	(5,877)	(129,784)	2,186,973
Limpopo	South Africa	1,150,828	-	-	1,150,828	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	953,349
Goldlund	Canada	1,258,810	-	-	1,258,810	-	-	-	1,258,810
Brits	South Africa	764,016	-	-	764,016	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	583,612
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(111,301)	(3,091)	(114,392)	361,331
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	311,742
Cardinia	Australia	302,850	-	-	302,850	-	-	-	302,850
Brauna	Brazil	262,328	-	-	262,328	(100,423)	(2,026)	(102,449)	159,879
Montanore	USA	61,572	-	-	61,572	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	210,701
Other	Australia	1,768,873	-	-	1,768,873	(29,842)	-	(29,842)	1,739,031
Other	Canada	624,919	-	-	624,919	-	-	-	624,919
Other	Peru	45,609	-	-	45,609	-	-	-	45,609

Total		41,903,551	3,170,673	-	45,074,224	(4,460,353)	(1,200,502)	(5,660,855)	39,413,369

Total royalty interests include carrying amounts in the following countries:

	June 30, 2024	December 31, 2023
	$	$
Australia	31,837,544	29,859,470
Canada	2,756,817	2,756,817
USA	2,248,545	2,254,422
South Africa	1,914,844	1,914,844
Brazil	610,010	612,036
Peru	45,609	45,609

	39,413,369	37,443,198

Royalties acquired during the six months ended June 30, 2024

On May 14, 2024, the Company completed the acquisition of the Castle Hill royalty portfolio, an advanced portfolio of four Australian royalties at various stages of development (construction, development and exploration) and the rights to one production-linked milestone payment, for total cash consideration on closing of $3,119,814 (A$4,700,000). The Company also incurred $19,717 of legal and professional fees related to the acquisition of the Castle Hill royalty portfolio.

Deferred royalty acquisitions

Deferred royalty acquisitions as at June 30, 2024 of $18,956 (December 31, 2023 - $Nil) relates to costs incurred prior to the execution and closing of a royalty acquisition. Deferred royalty acquisition costs are reallocated to royalty interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are reallocated to project evaluation expenses.

7

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

Impairment

During the period ended June 30, 2023, the Company became aware that the operator of the Alce exploration project did not renew the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company concluded that the Alce royalty should be fully impaired as of June 30, 2023, and the carrying value of the investment of $500,000 had been reduced to $nil.

6. Credit facility

Facility terms

On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal (“BMO”) providing for a $15,000,000 secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10,000,000 of availability, subject to certain conditions. The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar base rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.60% to 3.60% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the credit agreement with BMO dated January 16, 2024). The Facility has an initial term that matures on December 31, 2025 and is extendable one-year at a time through mutual agreement between Vox and BMO. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As a June 30, 2024, Vox was in compliance with all such covenants.

As at June 30, 2024, there were no amounts outstanding under the Facility.

Other assets (Facility transaction costs)

The Company incurred $459,944 of legal fees, of which $271,029 was incurred during the year ended December 31, 2023, included in Other Assets on the unaudited condensed interim consolidated statements of financial position, relating to the work performed to implement the Facility. On execution of the Facility on January 16, 2024, the Company paid BMO a one-time arrangement fee of 0.5% and a two-year upfront fee of 0.25% per annum on the total Facility amount, being $150,000 in the aggregate.

The following summarizes the change in other assets as at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	271,029	-
Facility transaction costs incurred during the period	188,915	271,029
Amortization expense of Facility transaction costs	(107,646)	-

Balance, end of period	352,298	271,029

Interest and finance expenses

The following summarizes the interest and finance expenses for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
	$	$	$	$
Amortization expense of Facility transaction costs	58,879	-	107,646	-
Interest expense on Facility	21,328	-	46,266	-

	80,207	-	153,912	-

8

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

7. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database.

Database
$
Cost at:
December 31, 2023	1,837,500
June 30, 2024	1,837,500

Accumulated amortization at:
December 31, 2023	665,330
Amortization	91,770
June 30, 2024	757,100

Net book value at:
December 31, 2023	1,172,170
June 30, 2024	1,080,400

On October 25, 2023, the Company entered into an Intellectual Property Licensing Agreement (“IP Licensing Agreement”) with a private investment group, in respect of certain coal royalties in Vox’s MRO royalty database. As part of the IP Licensing Agreement, on the successful closing of relevant coal royalty transactions, Vox will receive a Transaction Fee of up to 3.0% of the upfront purchase price and up to 3.0% of any future earn out payments or contingent payments associated with any applicable coal royalty assets acquired.

8. Accounts payable and accrued liabilities

	June 30, 2024	December 31, 2023
	$	$
Trade payables	133,624	362,198
Sales tax payable	577,491	653,792
Accrued liabilities	490,044	824,102

	1,201,159	1,840,092

9. Share capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at June 30, 2024 and at December 31, 2023 is as follows:

	June 30, 2024	December 31, 2023
	$	$
Issued and outstanding: 50,240,245 (December 31, 2023: 49,985,102) common shares	68,531,117	67,889,465

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2024.

Declaration date	Dividend per common share	Record date	Payment date	Dividends payable
	$			$
March 7, 2024	0.012	March 29,2024	April 12, 2024	601,462
May 8, 2024	0.012	June 28, 2024	July 12, 2024	602,883

	0.024			1,204,345

Total dividends paid on April 12, 2024, included $48,334 paid in shares through the dividend reinvestment program, being 24,491 common shares issued at a discount rate of 5%.

9

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

10. Equity reserves

Warrants

The following summarizes the warrant activity for the six months ended June 30, 2024 and 2023:

	June 30, 2024		June 30, 2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	3,600,000	4.50	3,600,000	4.50
Expired	(3,600,000)	4.50	-	-

Outstanding, end of period	-	-	3,600,000	4.50

Exercisable, end of period	-	-	3,600,000	4.50

See Note 11 for additional warrants classified as other liabilities.

Options

The Company maintains an omnibus long-term incentive plan (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The exercise price, expiry date, and vesting terms are determined by the Board of Directors. The Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of grant.

The following summarizes the stock option activity for the six months ended June 30, 2024 and 2023:

	June 30, 2024		June 30, 2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	1,347,398	3.70	1,603,984	3.71
Granted	240,000	4.16	-	-
Cancelled	(240,560)	4.16	-	-

Outstanding, end of period	1,346,838	3.70	1,603,984	3.71

Exercisable, end of period	1,226,838	3.66	1,201,905	3.55

The following table summarizes information of stock options outstanding as at June 30, 2024:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	680,703	2.00	680,703	2.00
March 9, 2027	4.16	666,135	2.69	546,135	2.69

		1,346,838	2.34	1,226,838	2.31

During the six months ended June 30, 2024:

-	240,000 stock options were granted, and vest in 25% increments on each of June 12, 2024, June 30, 2024, September 30, 2024, and December 31, 2024.
-	240,560 stock options were cancelled.

The share-based compensation expense related to the stock option grant is recorded over the vesting period, being the duration of the 2024 calendar year, as per the terms of the service agreement.

10

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

Restricted Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the six months ended June 30, 2024, 968,448 RSUs were granted, and vest in 25% increments on each of June 30, 2024, December 31, 2024, June 30, 2025, and December 31, 2025.

The share-based compensation expense related to RSU grants is recorded over the vesting period.

The following summarizes the RSU activity for the six months ended June 30, 2024 and 2023:

	June 30, 2024		June 30, 2023
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	952,018	2.62	615,044	2.56
Granted	968,448	1.99	725,157	2.60
Settled	(230,652)	2.68	(152,918)	2.25

Outstanding, end of period	1,689,814	2.26	1,187,283	2.60

Vested, end of period	761,591	2.43	490,622	2.49

11. Other liabilities

Warrants

The following summarizes the warrant activity for six months ended June 30, 2024 and 2023:

	June 30, 2024		June 30, 2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	2,807,883	4.50	5,097,550	4.50
Expired	(2,807,883)	4.50	(2,289,667)	4.50

Outstanding, end of period	-	-	2,807,883	4.50

Exercisable, end of period	-	-	2,807,883	4.50

The Company used the Black-Sholes Model to estimate the period end fair value of warrants using the following weighted average assumptions:

	June 30, 2024	June 30, 2023
Expected stock price volatility	N/A	42%
Risk-free interest rate	N/A	4.54%
Expected life	N/A	0.74 years
Grant date share price	N/A	$ 2.40
Expected dividend yield	N/A	1.80%

Performance Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

11

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

The following summarizes the PSU activity for the six months ended June 30, 2024 and 2023:

	June 30, 2024		June 30, 2023
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	-	-	895,166	0.23
Increase for the period	-	-	67,874	0.04

Outstanding, end of period	-	-	963,040	0.04

Vested, end of period	-	-	-	-

The Company used the Monte Carlo simulation model to estimate the period end fair value of PSUs using the following weighted average assumptions:

	June 30, 2024	June 30, 2023
Expected stock price volatility	N/A	38%
Risk-free interest rate	N/A	4.81%
Expected life	N/A	0.45 years
Grant date share price	N/A	C$ 3.23
Expected dividend yield	N/A	1.57%

12. General and administration

The Company’s general and administrative expenses incurred for the three and six months ended June 30, 2024 and 2023 are as follows:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
	$	$	$	$
Corporate administration	293,039	347,158	561,516	663,957
TSX listing costs	-	147,327	-	147,327
Professional fees	102,916	195,980	206,568	417,010
Salaries and benefits	640,752	786,976	1,302,893	1,476,513
Director fees	36,479	32,363	66,458	60,357
Amortization	45,885	45,885	91,770	91,770

	1,119,071	1,555,689	2,229,205	2,856,934

13. Other income

The Company’s other expenses for the three and six months ended June 30, 2024 and 2023 are as follows:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
	$	$	$	$
Interest income	124,531	68,952	246,182	122,584
Foreign exchange recovery (expense)	24,469	(73,230)	(133,276)	(137,093)
Fair value change of other liabilities	-	987,620	-	156,696

	149,000	983,342	112,906	142,187

14. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

12

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2024 and 2023 are as follows:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
	$	$	$	$
Short-term employee benefits	530,542	583,750	1,068,879	1,260,961
Share-based compensation	668,817	61,834	1,264,181	703,433

	1,199,359	645,584	2,333,060	1,964,394

15. Commitments and contingencies

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended June 30, 2024, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Litigation matter

During the year ended December 31, 2023, the Company and SilverStream became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the 2023 impairment charge, which would increase net income by the equivalent amount. During the six months ended June 30, 2024, no replacement royalties have been granted.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Titan assets. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As at June 30, 2024, the proceeding is ongoing.

Commitments

The Company is committed to minimum annual lease payments for its premises and certain consulting agreements, as follows:

July 1, 2024 to June 30, 2025
$
Leases	14,750
Consulting agreements	103,187

117,937

Contingencies

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,502,521
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	667,129
Koolyanobbing(6)	333,565
El Molino(7)	450,000
Uley(1)(8)	146,768
Winston Lake(9)	73,062
Norbec & Millenbach(9)	18,266

9,441,311

13

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the Operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

16. Supplemental cash flow information

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
	$	$	$	$
Change in accrued other assets	(24,594)	-	(271,029)	-
Change in accrued deferred royalty acquisitions	10	12,348	12,940	(45,168)
Change in accrued royalty interests	5,500	34,943	5,500	34,943
Change in accrued interest expense on Facility	(3,610)	-	21,328	-
Change in accrued share issue costs	(23,599)	271,024	-	271,024
Share issuance for royalty milestone payments	-	-	-	495,446
Reclassification of prepaid expenses to share issue costs	-	179,043	-	179,043

17. Segment information

For the six months ended June 30, 2024 and 2023, the Company operated in one reportable segment being the acquisition of royalty interests.

For the three and six months ended June 30, 2024 and 2023, revenues generated from each geographic location is as follows:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
	$	$	$	$
Australia	2,839,117	2,047,257	5,701,312	4,866,991
Nigeria	-	170,127	-	888,010
Brazil	-	-	4,812	27,733
USA	-	-	15,505	15,505

Total	2,839,117	2,217,384	5,721,629	5,798,239

The Company has the following non-current assets in seven geographic locations:

	June 30, 2024	December 31, 2023
	$	$
Australia	32,359,730	30,396,980
Canada	3,109,115	3,027,846
USA	2,248,545	2,254,422
South Africa	1,914,844	1,914,844
Cayman Islands	1,080,400	1,172,170
Brazil	610,010	612,036
Peru	45,609	45,609

Total	41,368,253	39,423,907

14

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

18. Income taxes

For the three and six months ended June 30, 2024 and 2023, income tax recognized in net loss and comprehensive loss is comprised of the following:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
	$	$	$	$
Current tax expense	587,235	(25,951)	1,178,386	153,026
Deferred tax expense	23,564	539,998	174,515	1,144,083

Income tax expense	610,799	514,047	1,352,901	1,297,109

19. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the six months ended June 30, 2024, and the year ended December 31, 2023.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operations and holding of cash and cash equivalents. As at June 30, 2024, the Company had cash and cash equivalents of $7,802,713 (December 31, 2023 - $9,342,880) and working capital of $8,245,591 (December 31, 2023 - $10,378,752).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian-denominated monetary assets and liabilities at June 30, 2024, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net loss and other comprehensive loss by $519,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended June 30, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net loss and other comprehensive loss by approximately $75,000.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

15

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023 (Expressed in United States Dollars)

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2024 and December 31, 2023, the Company does not have any financial instruments measured at fair value after initial recognition.

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalty interests, while optimizing its capital structure by balancing debt and equity. As at June 30, 2024, the capital structure of the Company consists of $44,560,340 (December 31, 2023 - $44,923,670) of total equity, comprising of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

20. Subsequent events

On August 7, 2024, the Board of Directors of the Company declared a quarterly dividend of $0.012 per common share payable on October 11, 2024, to shareholders of record as of the close of business on September 27, 2024.

16